ACCELERATED RETURN NOTES® (ARNs®)

Accelerated Return Notes® Linked to a Basket of Three Technology Sector Stocks
Issuer	Deutsche Bank AG (“Deutsche Bank”), London Branch
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	An approximately equally weighted basket (the “Basket”) of three technology stocks composed of Apple Inc. (NASDAQ Symbol: "AAPL"), Facebook, Inc. (NASDAQ Symbol: "FB"), and salesforce.com, inc. (NYSE Symbol: "CRM") (each, a “Basket Stock”)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$11.20 - $11.60] per unit, a [12% - 16%] return over the Principal Amount, to be determined on the pricing date
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1159508/000095010315008861/dp61185_fwp-arn93.htm
Exchange Listing	No

This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•	Payments on the notes, including any repayment of principal, are subject to Deutsche Bank’s credit risk and any resolution measure imposed by its competent resolution authority, and any actual or perceived changes in its creditworthiness are expected to affect the value of the notes. If Deutsche Bank becomes insolvent, is unable to pay its obligations, or any resolution measure becomes applicable to it, you may lose your entire investment.

•	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Basket Stocks.

•	Changes in the price of one of the Basket Stocks may be offset by changes in the prices of the other Basket Stocks.

•	The initial estimated value of the notes on the pricing date will be less than their public offering price.

•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the issuers of the Basket Stocks.

•	We do not control any company included in the Basket and are not responsible for any disclosure made by any other company. The companies included in the Basket will have no obligations relating to the notes.

•	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.

•	The Basket is concentrated in the technology sector; an investment in the notes involves certain risks associated with an investment in companies in the technology sector.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Deutsche Bank AG has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the Securities and Exchange Commission for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free 1-800-294-1322.

Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-206013 Date November 16, 2015